File No. 70-9801
                (Enron LLCs Acquisition & Finance)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                          AMENDMENT NO. 1
                             FORM U-1
                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ______________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601
                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

1. Applicants hereby amend the application replacing Items 1 through 7 with the following:

                         TABLE OF CONTENTS

                                                       PAGE

Item 1.   Description of Proposed Transactions             3

     A.   Background                                       3

     B.   Overview                                         4

     C.   Request for Authority                            6

     D.   Use of Proceeds                                  8

Item 2.   Fees, Commissions, and Expenses                  8


Item 3.   Applicable Statutory Provisions                  8


Item 4.   Regulatory Approval                              9


Item 5.   Procedure                                        9


Item 6.   Exhibits and Financial Statements                9


Item 7.   Information as to Environmental Effects         10

Item 1.   Description of the Proposed Transaction

     A.   Background

     Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply Company,LLC ("AE Supply" or "Company"), its wholly owned generating company
subsidiary    (collectively   "Applicants"),   have   filed this
application - declaration pursuant to sections 6(a), 7, 9(a), 10, 12(b), 13(b) and 32 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 53, 54, 90 and 91 under the Act, for financing and other related authority in connection with the proposed acquisition of the outstanding membership interests in three (3) limited liability companies that are exempt wholesale generators ("EWGs") and two (2) limited liability companies that
are  not  EWGs.   Applicants request expedited  treatment  of this
application and request an order issued and effective not later than March 31, 2001.

     AE Supply and Enron North America Corp. ("Enron"), a Delaware corporation, have entered into a Purchase and Sale Agreement dated November 13, 2000 ("Agreement").<F1> Under the Agreement, AE Supply
has agreed to purchase and Enron has agreed to sell the outstanding membership interests in five (5) limited liability companies for the sum of $1,028,000,000.00 (one billion twenty eight million dollars) ("Purchase Price")<F2>. Three (3) of these L.L.C.s are EWGs:
Des  Plaines  Green  Land  Development, L.L.C.;  Gleason  Power I,
L.L.C.;   and,   West   Fork  Land  Development   Company, L.L.C.
(collectively the "Enron EWGs")<F3> Two (2) are not EWGs: Energy Financing Company, L.L.C.<F4>; and, Lake Acquisition Company, L.L.C.<F5> (the "Non-EWG LLCs" and, together with the Enron EWGs, the "Enron LLCs")<F6> The acquisition of 1,710 megawatts (MW) of natural gas-fired merchant generating capacity will give AE Supply a total generating capacity of more than 10,400 MW and represents a pivotal step in the Company's plan to become a national energy supplier.

     Allegheny and AE Supply propose to finance the acquisition with a combination of debt and equity securities. Specifically, by this application-declaration Applicants seek authority for:

     1. AE Supply to acquire the issued and outstanding membership interests in the Non-EWG LLCs;

<F1> See Exhibit A, Purchase and Sale Agreement (November 13, 2000).
<F2>  The  Purchase  Price is subject to adjustment after  closing in accordance with the terms of the Agreement.
<F3>  The  Enron  EWGs  are  not subject to the  jurisdiction  of the
Commission.  Applicants  do  not seek Commission  authorization to acquire them.
<F4> This limited liability company was set up to purchase some of the equipment that was ultimately installed in the Des Plaines Green Land Development, L.L.C. facility. The only transaction currently in place with Energy Financing Company, L.L.C. is an Equipment Sale Agreement dated October 5, 2000, for the purchase by Des Plaines Green Land Development, L.L.C. of such equipment in monthly installments through May 14, 2015.
<F5>  Lake Acquisition Company, L.L.C. is a Delaware limited liability company. It owns 97.856 acres of land, including a lake, that it leases to West Fork Land Development Company, L.L.C. pursuant to a
lease   agreement  dated  February  28,  2000.   West   Fork Land
Development  Company,  L.L.C. uses  water  from  the  lake  in the
generation  of  electricity  at  its  facility.   Lake Acquisition
provides cooling water for the facility.
<F6>  Acquisition  of   the  Non EWGs LLCs is  subject  to Commission
jurisdiction under Sections 9(a) and 10.

    2. Allegheny to (a) issue up to $1 billion in equity securities,
       (b) loan or contribute up to $500 million of the equity securities proceeds to AE Supply and (c) provide an additional $150 million in guarantees to, or for the benefit of, AE Supply primarily in support of the Enron LLCs;

    3. AE Supply to (a) issue and sell an aggregate of $550 million in short-term or long-term debt,<F7> and (b) to establish a financing vehicle, Allegheny Energy Supply Capital ("Supply Capital"), that will, among other things, issue equity, or other financial instruments, to and accept notes, or other financial instruments, from AE Supply in connection with its activities described herein and future transactions approved by the Commission or allowed by Commission rules; and,

    4. Allegheny and AE Supply to engage in certain intercompany transactions, including loans by Allegheny to AE Supply from the proceeds of the equity issued by Allegheny, and transactions between AE Supply and Supply Capital.

     Due to the dynamic nature of the transaction and the potential penalty of $41.1 million (4% of the Purchase Price) for failure to timely receive Commission approval to close the transaction, Applicants request expedited treatment of this application and request an order issued and effective not later than March 31, 2001.

     The requested financing authority is reasonably adapted to the security structure of Allegheny and other companies in the Allegheny system and is reasonably related to earning power.
Moreover, the proposed means of financing the acquisition is necessary, appropriate, economical and efficient in light of the business in which the Applicants are lawfully engaged. The terms and conditions of any securities will not be detrimental to the
public  interest  or  the investors or consumers.   Any guarantees
within the Allegheny system will not pose an improper right for Allegheny or other companies in the Allegheny system. Finally, all fees, commissions and remuneration paid in connection with the issue, sale and distribution of the securities will be reasonable. As set forth in the following sections the proposed transaction satisfies the Act and the Rules under the Act.

     B.   Overview

          1.  The Allegheny System

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) and The Potomac Edison Company ("Potomac Edison") and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy


<F7>  The AE Supply financing will be non-recourse to Allegheny and so will  not count as "aggregate investment" for purposes of Rule 53.
As  defined under Rule 53, "aggregate investment" means all amounts
invested,   or  committed  to  be  invested,  in  exempt wholesale
generators and foreign utility companies, for which there is recourse, directly or indirectly, to the registered holding company.

to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Allegheny also has two subsidiaries - Allegheny Ventures, Inc. and AE Supply.

     Allegheny   Ventures,   Inc.,   a  non-utility   non-regulated
subsidiary of Allegheny, actively invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and
develops     telecommunications    projects    through Allegheny
Communications Connect, Inc., an exempt telecommunications company under the Act.

    AE Supply is the electric generating company for the Allegheny system. AE Supply owns, operates and markets competitive retail and wholesale electric generation.<F8> AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. AE Supply is a public utility company within the meaning of the Act. However, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

     For   the   twelve  (12)  months  ended  December  31, 2000,
Allegheny's consolidated gross revenues and net income were approximately $4.012 billion and $237 million, respectively.

          2. Matters Pending Before This commission

     In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. Applicants' efforts have resulted in a number of filings with the Commission. The filings that remain open are summarized below.

  1. In File No. 9627, under the terms of Order No. 27205, pending completion of the record, the Commission reserved jurisdiction over certain proposed transactions involving the transfer of assets consisting of Potomac Edison's undivided 100% ownership interest in the Luray, Newport, Shenandoah and Warren hydroelectric generating stations ("VA Hydro Assets"), and a request to merge AE Units 1 and 2, L.L.C., a non-utility EWG subsidiary of Allegheny that owns two 44 MW generation units and associated transmission facilities, step-up transformers, breakers and interconnection facilities near Springdale, Pennsylvania, into AE Supply in exchange for AE Supply assuming the outstanding debt. The record has been completed with the filing of the Order of the Virginia State Corporation


<F8>  See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary  Company;  Transfer of
Assets   to   Generation  Company;  Issuance  and  Acquisition of
Securities; Capital Contributions; and Service Agreements (November 12, 1999) ("1999 Order"). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July
31, 2000).

    Commission approving the transfer of the VA Hydro Assets and a copy of the Order of the Federal Energy Regulatory Commission approving the merger of AE Units 1 and 2, L.L.C. into AE Supply. An order is expected by February 2001.

  2. In File No. 70-9683 AE Supply has pending a request to: i) organize and finance one or more special purpose subsidiaries ("Exempt Subsidiaries"); ii) engage in Rule 58 activities within the United States and abroad; iii) permit AE Supply or the Exempt Subsidiaries to invest, directly or indirectly, in development activities with respect to EWGs and FUCOs; iv) permit AE Supply to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs and FUCOs; v) authorize Intermediate Companies to issue debt securities to persons other than AE Supply or Allegheny; and vi) transfer the Conemaugh EWG from Allegheny.<F9> An order in 70-9683 is required prior to, or concurrent with, an order in 70-9801 as such order would grant AE Supply authority to acquire EWGs. Absent a timely order in 70-9683, AE Supply would not be authorized to acquire the Enron EWGs. An order from the Commission is expected in the first quarter of 2001.

  3. In File No. 70-9747 Allegheny filed an application with this
     Commission for authority to transfer generating assets and related rights, interests and liabilities of Monongahela Power to AE Supply.<F10> The Ohio Public Utility Commission and the Federal Energy Regulatory Commission have each issued orders approving the transfer of the assets subject to each Commission's respective jurisdiction. The West Virginia Public Service Commission has delayed action on the Monongahela Power application pending legislative action by the State Legislature. Subject to legislative action, an order from this Commission is expected by the end of the first quarter or the middle of the second quarter 2001.

  4. In File No. 9833, Applicants filed an application with the Commission seeking authority to transfer 2% of AE Supply to Merrill Lynch.<F11> On January 8, 2001, Allegheny and AE Supply signed a definitive agreement to acquire Merrill Lynch's energy commodity marketing and trading unit, Global Energy Markets (GEM), for $490 million plus either a two percent (2%) equity interest in AE Supply or an additional cash payment. The transaction will be accounted for as a purchase under Rule 58. The transfer of the 2% interest in AE Supply was conditioned upon customary regulatory approvals, including approvals of the Federal Energy Regulatory Commission, the Department of Justice/Federal Trade Commission, and this Commission. Applicants expect the transaction to close in the first quarter of 2001.

     For the twelve (12) months ended December 31, 2000, AE Supply's gross revenues and net income were approximately $2.260 billion and net income of approximately $75 million.




<F9>  AE  Supply  EWG Authority and Financing  U-1 Application (filed
June 7, 2000).
<F10>   File  No.  70-9747,  Monongahela   Power  Asset  Transfer U-1
Application (filed September 14, 2000).
<F11>  File No. 70-9833, Application Seeking Authority To Transfer 2%
Interest (January 18, 2001).

          3.   Existing Financing Authority

     In Order No. 27199 issued July 14, 2000, the Commission authorized Allegheny to: (1) issue and sell up to $138 million in long-term unsecured notes to banks or other institutions, and (2) enter into guarantees for the benefit of AE Supply in amounts up to $250 million. The Commission authorized AE Supply, through July
31, 2005, to: (1) issue and sell up to $400 million of secured and unsecured long-term debt, and (2) issue and sell short-term debt, and borrow from the Allegheny Money Pool,<F12> in aggregate outstanding amounts of up to the short-term debt limitation of $300 million, subject to certain conditions. The order states that proceeds from the financings may be used by Allegheny and AE Supply for general corporate purposes, including the acquisition of interests in EWGs and FUCOs, provided that no Money Pool borrowings will be used to make capital contributions to, or investments in, EWGs or FUCOs.

     C.   Requests for Authority

          1. Acquisition of Membership Interests

     AE Supply seeks authorization to acquire the outstanding membership interests in the Non EWG LLCs. Section 9(a)(1) provides that Commission approval under Section 10 is required before a registered holding company or subsidiary company thereof may "acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Applicants believe that the proposed acquisition described herein satisfy the standards of
Section 10, for the following reasons.

     The   consideration  to  be  paid  in  connection   with the
acquisition of the Enron LLCs is fair and reasonable. The acquisition will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. Applicants believe that the acquisition, as well as the formation of Supply Capital, do not unduly complicate the capital structure of the Allegheny holding company system and are in the public interest and in the interest of investors and consumers.

     Finally, the acquisition, as well as the formation of Supply Capital, will tend toward the proper functioning of the Allegheny holding company system in a partly deregulated, partly regulated operating environment and, as a consequence, toward the economical and efficient development of an integrated public utility system. Particularly in light of the trend towards deregulation, increased competition and rapidly growing demand for energy in the areas serviced by AE Supply it will allow for the efficient delivery of energy to AE Supply's customers, and will allow AE Supply to more effectively compete for customers, fostering a more competitive environment benefiting all customers. Likewise, the acquisition
are   "reasonably   incidental,  or  economically   necessary and
appropriate to" the operations of a registered electric utility holding company system such as Allegheny, as the acquisition will enable the Allegheny system to meet the rapidly growing demand for energy within the East Central Area Reliability region, the Mid-American Interconnected Network and the Southeastern Electric Reliability Council.

     Neither the acquisition nor the formation of Supply Capital will result in the existence of any company in the holding system
that   would   unduly  or  unnecessarily  complicate  the capital
structure, or unfairly or inequitably distribute voting power among security holders, of the Allegheny system.



<F12> By prior Commission Orders, among other things, Allegheny and its subsidiaries were authorized to participate in a system money pool.
See Order 27199 at pages 1-2.

         2. Financing Authority

               a.   AE Supply

     AE Supply requests authorization, through July 31, 2005, to issue and sell up to $550 million of long-term debt to banks and/or other parties.<F13> Due to possible movements in interest rates as well as the volatility in the bond market and to maximize financial flexibility, in lieu of using long-term debt, AE Supply requests authority, for a period not to exceed one year from the issuance of an order in this proceeding, to issue short-term debt, which in the aggregate with long-term debt will not exceed $550 million outstanding, in order to consummate the purchase of the Enron LLCs and to act as a "bridge" to the permanent (long-term) financing of the transaction short-term debt shall include, but not be limited to, commercial paper and/or bank credit facilities.<F14> The use of proceeds from the temporary authorization will be limited to the purchase of the Enron LLCs.

               b.   Allegheny

     Allegheny also seeks authorization to issue, through July 31, 2005, up to $1 billion of common stock for the acquisition of the
Enron   LLCs  and  for  other  corporate  purposes.   Common stock
financings   may  be  affected  in  accordance  with underwriting
agreements  of  a type generally standard in the industry. Public
distributions   may  be  pursuant  to  private   negotiation with
underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales
may   be  made  through  private  placements  or  other  non-public offerings to one or more persons. All common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Additionally, Allegheny seeks authority through July 31, 2005, to issue, credit support and guarantees of up to $150 million primarily in support of the Enron LLCs. Specifically, Allegheny seeks authority to increase the maximum level of credit support and guarantees which Allegheny is authorized to issue and reissue on behalf of or for the benefit of AE Supply, primarily for the marketing of AE Supply's generation and related trading, by $150 million to an aggregate authorized amount of $400 million.<F15> Allegheny will charge a fee for each guarantee it provides that will not exceed the cost of obtaining the liquidity necessary to perform the guarantee. Allegheny requests that the authorization to issue and reissue an aggregate $400 million of credit support and guarantees last through July 31, 2005.


<F13> Long-term debt will have a maturity of not more than 30 years and will be comparable to those obtainable by similar entities issuing comparable securities containing the same or similar terms and
maturities.   The maturities terms and interest rates  will  be at
market  as determined by nationally recognized brokerage houses on the basis of debt issuances by comparably rated issuers in comparable businesses. Fees and expenses associated with the long-term debt issued by AE Supply will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities.
<F14>   Any credit facilities will have maturities of 364 days or less
and   will  have  interest  rates  and  terms  arrived  at through negotiations with banks or lending institutions and will be comparable to those available to similarly rated, comparable businesses.
<F15>  Consistent with prior Commission orders, support agreements may take the form of reimbursement agreements, the assumption of liabilities for the issuance of bonds, letters of credit and other performance and financial guarantees.

     Further,  through July 31, 2005, Allegheny seeks authorization to  transfer some or all of the equity proceeds into AE  Supply in the form of a capital contribution, interest-bearing loan of up to
$500  million or a combination thereof.   The loan, if  any, would
bear interest at a rate similar to the rate AE Supply could obtain in the market for a similar loan. <F16> No loan will have a maturity beyond the estimated useful life of the capital asset procured with its proceeds. Allegheny and AE Supply may use the proceeds of the equity securities for general corporate purposes, including, among other things, the acquisition of interests in EWGs and FUCOs.

               c.   Supply Capital

      AE Supply seeks authorization to form and capitalize Supply Capital as a direct subsidiary. Supply Capital will be a limited
liability   company,  formed  to  engage  in  tax   efficient and
financially efficient transactions with AE Supply or any of its subsidiaries for the acquisition of the Enron LLCs and subsequent
transactions.   AE Supply additionally seeks authority through July
31, 2005, to: make a capital contribution of approximately $1.1 billion cash to Supply Capital in exchange for equity ownership; have Supply Capital make an initial interest-bearing loan of up to $1.1 billion to AE Supply evidenced by a note at market interest rates and terms; <F17> and, permit Supply Capital, as its loan(s) are repaid, to make additional borrowing available to AE Supply from the interest and principal payments it receives.<F18> Any such new borrowings will be used for authorized acquisitions, Rule 58 activities, or other capital expenditures including, but not limited to construction of pollution control equipment. The loans do not affect AE Supply's debt-equity ratio and provide for a tax efficient capital structure.

     The benefit of using this financing technique is to provide a vehicle to identify and assign capital costs for this acquisition (and subsequent acquisitions) and to will provide substantial tax benefits that will serve to reduce the overall capital costs to AE Supply in connection with this acquisition and future transactions.

      3.  Capitalization

     The per books capitalization of AE Supply as of December 31, 2000 is $2,607,572,000. After factoring in the impact of 70-9683 which results in increasing long-term debt ($430,000,000) and this application which results in increasing: (a) long-term debt ($550,000,000); and (b) membership equity ($500,000,000) on a pro forma basis as of December 31, 2000 AE Supply's capitalization is $4,087,572,000. Set forth below is a table showing the pro forma consolidated capital structure of AE Supply as of December 31, 2000 after the completion of each of the following matters.


<F16> Loans will have a maturity of not more than 30 years and will be comparable  to  those  obtainable  by  similar  entities issuing comparable  securities containing the same  or  similar  terms and
maturities.   The  interest rate and terms shall be  determined by
nationally recognized brokerage houses relying upon their knowledge of  similar  issuances  by  comparably  rated  issuers  in similar businesses.
<F17>  Notes  will have a maturity of not more than 30 years  and the
interest   rate  and  terms  shall  be  determined  by nationally
recognized brokerage houses relying upon their knowledge of similar issuances by comparably rated issuers in similar businesses.
<F18> Loans will have a maturity of not more than 30 years and will be comparable  to  those  obtainable  by  similar  entities issuing comparable  securities containing the same  or  similar  terms and
maturities.   The  interest rate and terms shall be  determined by
nationally recognized brokerage houses relying upon their knowledge of similar issuances by comparably rated issuers in similar businesses.

                 AE Supply<F19> Capitalization Table

            12/31/00    70-9683     70-9801     70-9747    Pro Forma
            ($mm)            (%)        (%)          (%)        (%)

Short-term
Debt        754  29%    754  25%    754  21%    885  28%   885  19%

Long-term
Debt        563  22%    993  33%   1113  31%    670  22% 1,650  36%

Minority
Interest     39   1%     39   1%     39   1%     -         -

Deferred
Credits     491  19%    491  16%    491  13%    610  20%   610  13%

Membership
Interests   760  29%    760  25%  1,260  34%    950  30% 1,449  32%

Total    $2,608 100%  3,038 100%  3,657 100%   3115 100% 4,594 100%

     D.   Use of Proceeds

     Applicants propose to issue the authorized debt and equity securities to acquire the outstanding membership interests in the Enron LLCs as set forth under the Agreement and for other corporate purposes as described above.

Item 2.   Fees, Commissions and Expenses

      Fees, commissions and expenses in the estimated amount of [to be determined] (to be filed by amendment) are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $20,000 in connection with preparation of this application. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 12(b) and 32 of the Act, and Rules 45, 53, 54, 90, and 91 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.


<F19> AE Supply is a limited liability company and as such has
"membership interests" in lieu of common stock.

     Sections 6(a), 7, 12 and 32 and Rules 45, 53 and 54 apply to the issue and sale of securities, and the provision of credit support by Allegheny.

     Sections 6(a), 7 and 12 and Rule 45 apply to the issue and sale of securities, and the provision of any credit support by AE Supply.

      Sections 9(a) and 10 apply to the acquisition of the membership interests in the Enron LLCs.

     Rule 45(b)(7) applies to the issuance of a guaranty or credit support by AE Supply and Supply Capital with respect to any security issued by any other subsidiary company of Allegheny.

     Concerning  Rules  53  and  54,  as  of  December  31, 2000,
Allegheny's   consolidated  retained  earnings  were approximately
$943.3 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $25 million. Accordingly, Allegheny may invest up to approximately $471.6 million or an additional $446.6 million (50% of Retained Earnings less existing investment in EWGs and FUCOs). The proposed financing arrangements will be structured so that Allegheny's "aggregate investment" in EWGs and FUCOs will not exceed 50% of the system's consolidated retained earnings (approximately $458.8 million). The conditions specified under Rule 53(a) are otherwise satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the proposed financing transactions.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are
satisfied.   For purposes of Rule 54, the conditions in Rule 53(a)
are satisfied and none of the conditions specified in Rule 53(b) exist or will exist as a result of the proposed transactions. Accordingly, Rule 53(c) is not implicated and Rule 54 is satisfied.

Item 4.   Regulatory Approvals

           An application for approval has been filed with the Federal Energy Regulatory Commission, under Sections 203 and 205, and with the Department of Justice under Hart-Scott-Rudino. Except as noted above, no state commission or federal commission other than this Commission, has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

           Pursuant to the terms and conditions of the Purchase and Sale Agreement, Applicants request that this Commission issue a final order not later than March 31, 2001. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits

          A    Purchase and Sale Agreement
               (filed December 12, 2000)

          D-1  Federal Energy Regulatory Commission Application
               (filed December 12, 2000)

          D-2   Order  of the Federal Energy Regulatory Commission
                Application
               (to be filed by amendment)

          D-3  Department of Justice Hart-Scott-Rudino Filing
               (December 12, 2000)

          F    Opinion of Counsel (to be filed by amendment)

          G    Financial Data Schedules (to be filed by amendment)

          H    Form of Notice (filed December 12, 2000)

(b)  Financial Statements as of December 31, 2000

          FS-1 AE, Inc. and AE Supply balance sheet, per books and pro forma
               (to  be  filed confidentially)

          FS-2 AE, Inc. and AE Supply statement of income and retained earnings, per books and pro forma (to be filed by amendment)

 Item No. 7. Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.

                             SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         Allegheny Energy, Inc.
                         Allegheny Energy Supply Company, L.L.C.


                         By /s/ THOMAS K. HENDERSON


                         Thomas K. Henderson


Dated:  February 20, 2001